UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Dominion Homes, Inc.

(Name of Issuer)

Common Stock, Without par value

(Title of Class of Securities)

257386 10 2

(CUSIP Number)

Keith Mosley

c/o Sagebrush Enterprises, Inc.

4730 S. Fort Apache Rd., Suite 300

Las Vegas, NV 89147

(702) 873-5338

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

James Michael Rhodes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

593,834
9. Sole Dispositive Power

588,834
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

593,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.06%
14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

Glynda Ann Rhodes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

593,834
9. Sole Dispositive Power

5,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

593,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.06%
14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, without par value (the “Shares”), of Dominion Homes, Inc., an Ohio corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 5000 Tuttle Crossing Blvd., Dublin, Ohio 43016-5555.

Item 2.	Identity and Background

This statement is being filed by and on behalf of James Michael Rhodes and Glynda Ann Rhodes.

The principal business address of James M. Rhodes is 4730 S. Fort Apache Rd., Suite 300, Las Vegas, Nevada 89147.

The principal business address of Glynda Rhodes is 5564 S. Fort Apache Rd., Suite 110, Las Vegas, Nevada 89148.

The present principal occupation of James M. Rhodes is as President and Chief Executive Officer of Sagebrush Enterprises, Inc., which is in the principal business of developing residential communities and homebuilding in southern Nevada and Arizona, and has its principal address at 4730 S. Fort Apache Rd., Las Vegas, Nevada 89147.

The present principal occupation of Glynda Rhodes is as owner and President of Interior Design, LLC, which is in the principal business of residential interior design, and has its principal address at 5564 S. Fort Apache Rd., Suite 110, Las Vegas, Nevada 89148.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. and Mrs. Rhodes are citizens of the United States.

Item 3.	Source and Amount of funds or Other Consideration

James M. Rhodes purchased in the open market an aggregate of 588,834 shares for a total consideration of (excluding brokerage commissions) of $2,749,488.76 derived from personal funds.

Glynda Rhodes purchased in the open market an aggregate of 5,000 shares for a total consideration of (excluding brokerage commissions) of $24,165.00 derived from personal funds.

All transactions in the Shares effected by the Reporting Persons in the past 60 days, including the number of shares of common stock purchased (or sold), the date of purchase (or sale), the price per shares of common stock (or unit) and how the transactions were effected, are described in Item 5(c).

Item 4.	Purpose of Transaction

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time.

The Reporting Persons intend to closely monitor the Company’s progress toward achieving performance targets. Depending on such progress (or lack thereof) the Reporting Persons may modify their plans. The Reporting Persons and their representatives and advisers may, from time to time, discuss the Company and its performance with members of the Company’s board and management. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company. Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined above, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company’s board of directors at a special or annual meeting of the Company’s shareholders.

The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 593,834 Shares, constituting 7.06% of the outstanding Shares. The percentage of Shares owned being based upon 8,415,342 Shares outstanding on March 15, 2007, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(b) The number of Shares of common stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover page in items 7 through 10. James & Glynda Rhodes have usually agreed to vote the Shares together on matters relating to the issuer, but have each maintained the sole power to dispose of the Shares held by each such Reporting Person if and when such Reporting Person chooses to do so.

(c) There have been no reportable transactions effected with respect to the Shares within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D, as follows:

James M. Rhodes:

Transaction Date	Settlement Date	Shares	Price	How Transaction Effected
1/22/2007	1/25/2007	40000	4.952435	Open market through trading account
1/23/2007	1/26/2007	13878	5.090751	Open market through trading account
1/24/2007	1/29/2007	5758	5.120814	Open market through trading account
1/25/2007	1/30/2007	1164	5	Open market through trading account
1/25/2007	1/30/2007	39200	4.8555	Open market through trading account
1/26/2007	1/31/2007	40000	4.5864	Open market through trading account
1/29/2007	2/1/2007	400	4.82	Open market through trading account
1/30/2007	2/2/2007	51395	4.690518	Open market through trading account
1/31/2007	2/5/2007	39343	4.737	Open market through trading account
2/1/2007	2/6/2007	34860	4.7365	Open market through trading account
2/2/2007	2/7/2007	5400	4.85629	Open market through trading account
2/5/2007	2/8/2007	28400	4.8976	Open market through trading account
2/12/2007	2/15/2007	10250	4.7148	Open market through trading account

2/13/2007	2/16/2007	17800	4.86	Open market through trading account
2/23/2007	2/28/2007	5000	4.8	Open market through trading account
2/26/2007	3/1/2007	15150	4.793	Open market through trading account
2/27/2007	3/2/2007	15362	4.7997	Open market through trading account
2/28/2007	3/5/2007	9152	4.8	Open market through trading account
3/1/2007	3/6/2007	100	4.85	Open market through trading account
3/2/2007	3/7/2007	25200	4.946	Open market through trading account
3/5/2007	3/8/2007	27188	4.82	Open market through trading account
4/3/2007	4/9/2007	22600	4.098672	Open market through trading account
4/3/2007	4/9/2007	-200	4.079	Open market through trading account
4/3/2007	4/9/2007	4102	4.243637	Open market through trading account
4/4/2007	4/10/2007	29917	4.286034	Open market through trading account
4/5/2007	4/11/2007	19774	4.260327	Open market through trading account
4/9/2007	4/12/2007	61802	4.39174	Open market through trading account
4/10/2007	4/13/2007	13218	4.394092	Open market through trading account
4/11/2007	4/16/2007	12621	4.38776	Open market through trading account

Glynda Rhodes:

Transaction Date	Settlement Date	Shares	Price	How Transaction Effected
1/31/2007	2/5/2007	500	4.7	Open market through trading account
2/5/2007	2/8/2007	2000	4.9075	Open market through trading account
2/15/2007	2/21/2007	2500	4.8	Open market through trading account

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit A hereto, and an understanding among the Reporting Persons that the Shares will be voted as agreed between the Reporting Persons, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons any other person with respect to any securities of the Issuer

Item 7.	Material to be Filed as Exhibits

The following Exhibit is filed herewith:

Exhibit A- Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

By:	/s/ James M. Rhodes
James M. Rhodes

By:	/s/ Glynda A. Rhodes
Glynda A. Rhodes

EXHIBIT INDEX

Exhibit	Description
A	Joint Filing Agreement